As filed with the Securities and Exchange Commission on April 22, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

KKR Real Estate Select Trust Inc.

(Name of Issuer)

KKR Real Estate Select Trust Inc.

(Name of Person(s) Filing Statement)

Class I, Class D, Class S and Class U Shares of Common Stock

(Title of Class of Securities)

49836N502, 49836N304, 49836N106 and 49836N403

(CUSIP Number of class of securities)

Lori Hoffman

Michael Nguyen

c/o KKR Registered Advisor LLC

30 Hudson Yards

New York, New York 10001

(212) 750-8300

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda

Benjamin C. Wells

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

March 23, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $4,231.62	Filing Party: KKR Real Estate Select Trust Inc.
Form or Registration No.: Schedule TO	Date Filed: March 23, 2022

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 23, 2022 by KKR Real Estate Select Fund Inc., a Maryland corporation (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 1,470,162 of its outstanding shares of common stock (including Class I shares of common stock, Class D shares of common stock, Class S shares of common stock and Class U shares of common stock, the “Shares”), at a price equal to the net asset value per Share as of April 20, 2022 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal. As described in the Offer to Purchase, the Fund reserved the right to purchase outstanding Shares representing up to 5.0% of the aggregate net asset value of the Fund’s outstanding Shares without amending or extending the offer.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 4:00 p.m., New York City time, on April 20, 2022.

2.	27,747 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The Shares were repurchased at a price of $32.21 per Share on April 20, 2022.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR REAL ESTATE SELECT TRUST INC.

By:	/s/ Michael Nguyen
	Name:	Michael Nguyen
	Title:	Interim Chief Legal Officer and Secretary

Dated: April 22, 2022

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal*
(a)(1)(ii)	Offer to Purchase*
(a)(1)(iii)	Forms of Letter of Transmittal*
(a)(1)(iv)	Forms of Notice of Withdrawal of Tender*
(b)	Filing Fee Table*

*	Previously filed with Schedule TO-I on March 23, 2022.